UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-35224

Xunlei Limited

3709 Baishi Road

Nanshan District, Shenzhen, 518000

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Xunlei Further Extended Maturity Date of the Loan to Chizz (HK) Limited

Xunlei Limited (the “Company”) (Nasdaq: XNET) announced that on September 12, 2025, the board of directors of the Company approved a further extension of maturity date for the US$20 million term loan granted to Chizz (HK) Limited, a company controlled by Itui International Inc., our largest shareholder. Mr. Jinbo Li, our Chairman and CEO, is a founder and an officer of Itui International Inc. The term loan was initially approved on September 9, 2021, with a two-year maturity period and an annual interest rate of 3%. In September 2023, the Board approved a two-year extension, increasing the annual interest rate to 5.1%. Following this further extension in September 2025, the maturity date has been extended by additional two years, during which the annual interest rate will remain at 5.1%. The Audit Committee of the Company have also approved this maturity date extension.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By:	/s/ Naijiang (Eric) Zhou
Name:	Naijiang (Eric) Zhou
Title:	Chief Financial Officer

Date: September 12, 2025